James M. Schneider	Adorno & Yoss a professional association 350 East Las Olas Boulevard, Suite 1700 Fort Lauderdale, Florida 33301 Phone: (954) 763-1200, Fax: (954) 766-7800 www.adorno.com	Email: jschneider@adorno.com

February 27, 2003

VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Viragen, Inc. — Post-Effective Amendment No. 1 Registration Statement on Form S-3 File No.: 333-32306

Ladies and Gentlemen:

     Please be advised that Viragen hereby withdraws Post-Effective Amendment No. 1 on Form S-2 to Registration Statement on Form S-3 (File No. 333-32306) which previously was declared effective on March 21, 2000.

     We acknowledge the Staff’s comments in its letter of January 17, 2003 and hereby agree to withdraw Post-Effective Amendment No. 1 based on the Staff’s comments regarding Viragen’s eligibility to use Form S-2 for its unallocated shelf registration at this time. As discussed, there is no intention at this time to withdraw the original Registration Statement inasmuch as Viragen hopes that it will be in a position at some time in the future to avail itself of that prior Registration Statement.

Very truly yours,

/s/ James M. Schneider

James M. Schneider
JMS/bb cc: Viragen, Inc.

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